EXHIBIT 99.8
EXHIBIT (a)(1)(H)

Contacts:

Investors and Financial Media
Larry Kurtz
Larry.Kurtz@McKesson.com
415-983-8418

General and Business Media
James Larkin
James.Larkin@McKesson.com
415-983-8736

McKesson Corporation Commences Tender Offer for D&K Healthcare Resources, Inc. at $14.50
Per Share

SAN FRANCISCO – July 22, 2005 – McKesson Corporation (NYSE: MCK), a leading pharmaceutical distributor and healthcare services company, announced today that Spirit Acquisition Corporation, its wholly-owned subsidiary, has commenced a cash tender offer for all of the outstanding shares of D&K Healthcare Resources, Inc. (NASDAQ: DKHR) for $14.50 net per share.

McKesson and D&K announced on July 11 that the two companies had signed a definitive agreement for McKesson to acquire D&K in an all cash tender offer. D&K is a leading distributor to independent and regional pharmacies, primarily in the Midwest, Upper Midwest and the South. The company, known for its strong customer relationships and personal, hands-on service, had sales of $2.5 billion in their FY2004.

The Board of Directors of D&K, by unanimous vote of all directors with one director, who is an officer of D&K’s financial advisor, abstaining, approved the acquisition and recommends that D&K’s stockholders tender their D&K shares in the offer.

Following completion of the tender offer, McKesson intends to merge Spirit with and into D&K to acquire all D&K shares not tendered in the offer. Any remaining D&K stockholders will receive the same cash price paid in the tender offer.

The tender offer is subject to regulatory approvals and certain closing conditions, including the tender of a majority of shares of capital stock of D&K on an as-if-converted basis and expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

Unless the offer is extended, the offer and withdrawal rights will expire at midnight New York time on August 18, 2005. Questions and requests for assistance may be directed to the Information Agent for the offer, Georgeson Shareholder at (212) 440-9800 (collect) or (866) 391-6922 (toll free).

About D&K

D&K Healthcare Resources, Inc. (NASDAQ:DKHR) is a full-service wholesale distributor of branded and generic pharmaceuticals and over-the-counter health and beauty aid products. Headquartered in St. Louis, Missouri, D&K primarily serves independent and regional pharmacies in the Midwest, Upper Midwest and the South from seven distribution centers. D&K also offers a number of proprietary information systems, as well as marketing and business management solutions. More information can be found at www.dkhealthcare.com.

About McKesson

McKesson Corporation (NYSE:MCK), currently ranked 15 on the Fortune 500, is a healthcare services and information technology company dedicated to helping its customers deliver high-quality healthcare by reducing costs, streamlining processes and improving the quality and safety of patient care. Over the course of its 172-year history, McKesson has grown by providing pharmaceutical and medical-surgical supply management across the spectrum of care; healthcare information technology for hospitals, physicians, homecare and payors; hospital and retail pharmacy automation; and services for manufacturers and payors designed to improve outcomes for patients. For more information, visit us at www.mckesson.com.

Risk Factors

Except for historical information contained in this press release, matters discussed may constitute “forward-looking statements”, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. These statements may be identified by their use of forward-looking terminology such as “believes”, “expects”, “anticipates”, “may”, “will”, “should”, “seeks”, “approximates”, “intends”, “plans”, “estimates” or the negative of these words or other comparable terminology. The most significant of these risks and uncertainties are described in McKesson’s Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission and include, but are not limited to: the successful consummation of the proposed acquisition, the resolution or outcome of pending shareholder litigation regarding the 1999 restatement of our historical financial statements; the changing U.S. healthcare environment, including the impact of recently approved and potential future mandated benefits; changes in private and governmental reimbursement or in the delivery systems for healthcare products and services; governmental efforts to regulate the pharmaceutical supply chain; changes in pharmaceutical and medical-surgical manufacturers’ pricing, selling, inventory, distribution or supply policies or practices; changes in customer mix; substantial defaults in payment or a material reduction in purchases by large customers; challenges in integrating and implementing the company’s software and software system products, or the slowing or deferral of demand for these products; the company’s ability to successfully identify, consummate and integrate strategic acquisitions; changes in generally accepted accounting principles (GAAP); foreign currency fluctuations; and general economic conditions. The reader should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The company assumes no obligation to update or revise any such statements, whether as a result of new information or otherwise.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of D&K Healthcare Resources, Inc. On July 22, 2005, McKesson Corporation and its acquisition subsidiary, Spirit Acquisition Corporation, commenced a tender offer for all of the outstanding shares of common stock of D&K at $14.50 per share. This tender offer is scheduled to expire at midnight New York time on August 18, 2005, unless it is extended as provided in the related offer to purchase. McKesson and Spirit Acquisition will file with the U.S. Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Shareholders should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits because they contain important information. By the close of the business day on Friday, July 22, 2005, shareholders can obtain these documents free of charge from the Commission’s website at www.sec.gov or from McKesson’s website at www.mckesson.com.